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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant's name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: February 24, 2005
	By:	/s/ MICHELLE CATURAY Name: Michelle Caturay Title: Vice-President, Corporate Secretary and Associate General Counsel
	By:	/s/ VALERIE K. PETTIPAS Name: Valerie K. Pettipas Title: Assistant Corporate Secretary

CIBC Annual Meeting of Shareholders
Metro Toronto Convention Centre,
North Building, John W.H. Bassett Theatre
Toronto, Ontario – February 24, 2005
Official Voting Results

1.     Appointment of Auditor

FOR:	98.4%	WITHHELD:	1.6%

2.     Election of Directors

FOR:	99.4%	WITHHELD:	0.6%

  Each of the eighteen (18) nominees listed in the Management Proxy Circular were elected as directors of CIBC for the ensuing year or until their successors are elected or appointed. Individual director results are set out below.

Nominee	In Favour	Nominee	In Favour

J.H. Bennett	98.8%	J.A. Grant	98.8%

G.F. Colter	99.7%	L.S. Hasenfratz	99.2%

P.M. Delbridge	99.1%	J.S. Hunkin	99.3%

W.L. Duke	99.2%	J.S. Lacey	92.8%

I.E.H. Duvar	99.3%	J. Manley	98.8%

W.A. Etherington	99.4%	C. Sirois	99.2%

A.L. Flood	99.2%	S.G. Snyder	99.3%

M.A. Franssen	99.2%	C.M. Trudell	99.3%

G.D. Giffin	98.9%	R.W. Tysoe	99.3%

        The Board of Directors recommended that shareholders vote against each of the following shareholder proposals:

3.     Proposal No. 1 – "It is proposed that the Bank start closing its branch(es) in tax havens."

FOR:	1.5%	AGAINST:	98.5%

4.     Proposal No. 2 – "It is proposed that the Board of Directors of the Bank set a maximum salary level for senior executives of the Bank and its Branches, including any form of compensation and benefits."

FOR:	4.0%	AGAINST:	96.0%

5.     Proposal No. 3 – "It is proposed that CIBC limit to 10 the number of years for which an independent director may sit on the board of directors."

FOR:	2.9%	AGAINST:	97.1%

6.     Proposal No. 4 – "It is proposed that CIBC institute the mechanism of cumulative voting to elect members to the board of directors, thus giving minority shareholders a much more active role in the appointment of directors."

FOR:	3.0%	AGAINST:	97.0%

7.     Proposal No. 5 – "It is proposed that CIBC replace the executive share purchase option plan with a restricted share plan, in which shares must be held for at least two years."

FOR:	4.1%	AGAINST:	95.9%

8.     Proposal No. 6 – "Candidates for Director must receive at least 75% support."

FOR:	1.4%	AGAINST:	98.6%

9.     Proposal No. 7 – "Directors who change principal occupation shall resign."

FOR:	1.5%	AGAINST:	98.5%

Anyone wishing additional information on the vote results may call Investor Relations at 416-980-8306.

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SIGNATURES